AVINO SILVER & GOLD MINES LTD.

Interim Consolidated Financial Statements

For the six months ended June 30, 2009

(unaudited)

Notice to Readers: Under National Instrument 51 -102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors of the Company and have not been reviewed by the Company's independent auditor.

AVINO SILVER &GOLD MINESLTD.
Iterim Colsolidated Balance Sheets
Expressed in Canadian Dollars
(Unaudited)

	June 30, 2009	December 31, 2008 (Audited)
ASSETS
Current
Cash and cash equivalents	$3,337,678	$3,575,241
Interest receivable	175	2,939
Sales tax recoverable (Note 7)	166,781	387,007
Prepaid expenses and other assets	17,009	11,487
	3,521,643	3,976,674
Property, Plant & Equipment (Note 4)	1,175,893	1,176,013
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 5)	15,026,319	14,861,524
Investments in Related Companies (Note 6)	205,545	106,519
	$19,934,900	$20,126,230
LIABILITIES
Current
Accounts payable and accrued liabilities	$351,244	$404,407
Amounts due to related parties (Note 10(a))	162,923	170,800
	514,167	575,207
Future income tax liability	1,933,569	1,933,569
	2,447,736	2,508,776
SHAREHOLDERS' EQUITY	33,112,072	33,112,072
Share Capital (Note 8)	7,893,742	7,893,742
Contributed Surplus	(101,869)	(101,869
Treasury Shares (14,180 Shares, at cost)
	40,903,945	40,903,945
Accumulated other comprehensive (loss) income	(4,540)	(103,566)
Deficit	(23,416,781)	(23,286,491)
	(23,416,781)	(23,286,491)
	17,487,164	17,617,454
	$19,934,900	$20,126,230

Nature of Operations - Note 1

Approved by the Board of Directors:

"Louis Wolfin"	DIrector	"David Wolfin"	Director

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER &GOLD MINESLTD.
Iterim Colsolidated Statments of Operations and Comprehensive Loss
Expressed in Canadian Dollars
(Unaudited)

	Three months ended			Six months ended
	June 30, 2009	June 30, 2008		June 30, 2009		June 30, 2008

Operating and Administrative Expenses
Amortization	$60	$75		$120 $		1,050
General exploration	73	8,541		146		9,764
Investor relations	29,275	74,257		48,277		136,003
Management fees	24,000	24,000		48,000		48,000
Office and miscellaneous	20,019	34,126		53,538		74,128
Professional fees	31,281	50,312		55,447		63,470
Regulatory and compliance fees	8,727	5,914		17,434		16,205
Salaries and benefits	20,947	28,601		43,542		56,494
Sales tax recoverable written off (Note 7)	309	-		(5,775)		-
Stock-based compensation (Note 9)	-	(13,200)		169,275		382,800
Travel and promotion	7,358	10,294		14,217		27,222
	142,049	222,920		274,946		815,136
Other Income (Expenses)
Interest income	5,914	28,459		26,186		85,726
Foreign exchange gain	17,357	(106,386)		19,444		(105,155)
NET LOSS	(118,778)	(300,847)		(229,316)		(834,565)
Other Comprehensive Loss
Unrealized income on investments in
related companies (Note 6)	63,196	(4,995)		99,026		17,915
COMPREHENSIVE LOSS	$(55,582)	(305,842	) $	(130,290	) $	(816,650)
Loss per Share - Basic and Diluted	$(0.01)	(0.01	) $	(0.01	) $	(0.04)
Weighted Average Number of Shares Outstanding	20,584,727	20,584,727		20,584,727		20,584,727

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Interim Consolidated Statements of Shareholders' Equity
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

	Number of Common Shares	Capital Stock	Share Receivable	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance, January 31, 2007	20,584,727	$33,112,072	$(5,940)	$(101,869)	$7,259,879	$(20,758,186)	$-	$9,505,956
Transitional adjustment for fair value of investments	-	-	-		-	-	17,117	17,117
Shares issued for proceeds receivable			5,940					5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation	-	-	-	-	27,863	-	-	27,863
Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526
Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation	-	-	-	-	606,000	-	-	606,000
Balance, December 31, 2008	20,584,727	33,112,072	-	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454
Net loss for the period	-	-	-	-	-	(229,316)	-	(229,316)
Unrealized gain on investments	-	-	-	-	-	-	99,026	99,026
Stock-based compensation	-	-	-	-	-	-	-	-
Balance, June 30, 2009	20,584,727	$33,112,072		$(101,869)	$7,893,742	$(23,412,241)	$(4,540)	$17,487,164

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER &GOLD MINESLTD.
Interim Consolidated Statements of Cash Flows
Expressed in Canadian dollars
(Unaudited)

	Three months ended		Six months ended
		June 30, 2008	June 30, 2009	June 30, 2008
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss	$(118,778)	$(300,847)	$(229,316)	$(834,565)
Adjustments for non-cash items:
Amortization	60	75	120	1,050
Stock-based compensation	-	13,200	-	382,800
Stock-based compensation included in investor relations	(118,409)	(310,681)	(234,971)	(446,194)
Write down of taxes recoverable	309	-	5.775	-
	(118,409)	(310,681)	(234,971)	(446,194)
Net change in non-cash working capital (Note 11)	25,157	(217,412)	162,203	(264,070)
	(93,252)	(528,093)	(72,768)	(710,264)
INVESTING ACTIVITIES
Mineral property exploration expenditures	(97,849)	(567,344)	(164,795)	(1,060,084)
Property, plant and equipment purchases	-	(31,337)	-	(55,594)
	(97,849)	(598,681)	(164,795	(1,115,678)
Decrease in cash and cash equivalents	(191,101)	(1,126,774)	(237,563)	(1,825,942)
CASH AND CASH EQUIVALENTS, Beginning	3,528,779	5,643,313	3,575,241	6,342,481
CASH AND CASH EQUIVALENTS, Ending	$3,337,678	$4,516,539	$3,337,678	4,516,539

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company's principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company's legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing as may be required, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company's ability to continue as a going concern. These interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

i)     Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements with the exception of the new accounting standards in Note 2 (iii). These unaudited interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the audited annual financial statements for the year ended December 31, 2008.

This interim consolidated financial statements include the Company's Mexican subsidiaries. The Company's Mexican subsidiaries are Oniva Silver and Gold Mines S.A., ("Oniva Silver") which is wholly-owned, Promotora Avino, S.A. De C.V. ("Promotora") in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera") in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 3). Prior to the acquisition of control, the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company's original investment in Cia Minera was recorded at cost, and subsequently adjusted to reflect the Company's share of earnings or loss in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)        Basis of presentation (continued)

These interim consolidated financial statements include the net assets and operations of the Promotora and Cia Minera subsidiaries on a consolidated basis beginning from July 17, 2006 onward.

ii)        Financial instruments

(a)     Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and cash equivalents as held-for-trading. Advances to related companies and amounts receivable are classified as loans and receivables. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

(b)     Fair values

The Company's financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties. The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values determined in accordance with the Company's accounting policy.

(c)      Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions.

(d)     Interest rate risk

In management's opinion, the Company is not exposed to significant interest rate risk.

(e)     Foreign exchange rate risk

The operations and financial instruments of the Company's subsidiaries are denominated in Mexican pesos ("MXN") and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company's business and on the reported amounts of the Company's financial instruments. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)    Financial instruments (continued)

(f)      Credit risk

The Company's cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at June 30, 2009 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions.

(g)     Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company's financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

(h)     Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company's investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company's investments.

iii)   New Accounting Standards

Effective January 1, 2009, the Company adopted CICA Section 3064 Goodwill and Intangible Assets. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The adoption of this standard did not have any material effect on the financial statements.

iv)   Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued) iv)   Recent Accounting Pronouncements (continued)

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, establishes standards for the accounting for business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. This new standard require assets acquired and liabilities assumed, including contingent liabilities to be measured at fair value and all acquisition costs be expensed. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

(c)
CICA Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These new standards require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

NOTE 3- ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera") through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company's pre-existing 49% share of Cia Minera, brought the Company's ownership interest in Cia Minera to 88.25%. The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. ("Promotora") which in turn owns 49.75% of Cia Minera's common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The July 17, 2006 acquisition was accomplished by a share exchange in which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest did not include an effective 1.1% interest to be acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 and 2008 the Company's ownership interest in Cia Minera is 89.35%.

On February 16, 2009, Cia Minera held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company's ownership interest in Cia Minera has increased to 99.28%.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 4- PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	June 30, 2009 Net Book Value	December 31, 2008 Net Book Value
Office equipment, furniture
and fixtures	$5,512	$4,438	$1,074	$1,194
Computer equipment	27,642	4,714	22,928	22,928
Mine mill, machinery and
processing plant	1,105,621	-	1,105,621	1,105,621
Mine facilities and equipment	48,416	2,146	46,270	46,270
	$1,187,191	$11,298	$1,175,893	$1,176,013

NOTE 5 - MINERAL PROPERTIES

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805
Exploration costs incurred during year:
Assays
Assessment and taxes
Drilling
Geological
Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524
Exploration costs incurred during period:
Assays	9,776	-	-	9,776
Assessment and taxes	21,326	-	-	21,326
Drilling	57,995	-	-	57,995
Geological	75,698	-	-	75,698
Balance, June 30, 2009	$14,416,444	$608,121	$1,754	$15,026,319

Additional information on the Company's mineral properties by region is as follows: (a) Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the January 31, 2007 year-end. The Company's subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions - exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 5 - MINERAL PROPERTIES (Continued)

(a) Durango, Mexico (continued)

The Company's mineral claims in Mexico are divided into the following four properties:

(i)              Avino mine area property

The Avino mine property is situated between the towns of Panucho de Coronado and San Jose de Avino and surrounds the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)             Stackpole property

The Stackpole property is situated within the Avino mine property and surrounds the former producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino (Raymondo Stackpole) royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less mine processing costs.

(iii)            Gomez Palacio property

The Gomez Palacio property located near the town of Gomez Palacio, Durango, Mexico has nine exploration concessions covering 2,549 hectares.

(iv)            Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico has four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(b) British Columbia, Canada

The Company's mineral claims in British Columbia are divided into the following three properties:

(i)              Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

(ii)             Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property had been written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 5 - MINERAL PROPERTIES (Continued)

(c) British Columbia, Canada (continued)

(iii)            Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property had been written down entirely in fiscal 2002. During the January 31, 2007 year end these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

(d) Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

On November 12, 2008, the Company entered into an option agreement with Mega Silver Inc. ("Mega Silver"), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

To earn a 75% interest in the Eagle Property, Mega Silver must:

・	Incur Exploration Costs totalling $7.1 million over five years
・	Make total cash payments of $400,000 over five years to Avino.
・	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

・	Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

During the prior fiscal year, the Company received $25,000 upon execution of the agreement which was recorded in income.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

	Cost	Accumulated Unrealized Cost Gains (losses)	June 30,2008 air Value	December 31,2008 Fair Value

Bralorne Gold Mines Ltd.	$205,848	$(32,073)	$173,774	$89,574
Levon Resources Ltd.	4,236	27,534	31,770	16,944
Oniva International Services	1	-	1	1
Oniva International Services	$210,085	$(4,539)	$205,545	$106,519

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 6 - INVESTMENTS IN RELATED COMPANIES (Continued)

Investments in related parties include the following marketable securities as at June 30, 2009:

During the six months ended June 30, 2009, the Company recognized a $99,026 (June 30, 2008 -$17,915) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the period.

Bralorne Gold Mines Ltd. ("Bralorne")
The Company's investment in Bralorne consists of 179,149 common shares with a quoted market value of $173,774 as at June 30, 2009 (December 31, 2008 - $89,575). Bralorne is a public company with common directors.

Levon Resources Ltd. ("Levon")

The Company's investment in Levon consists of 141,200 common shares with a quoted market value of $31,770 as at June 30, 2009 (December 31, 2008 - $16,944). Levon is a public company with common directors.

Oniva International Services Corporation ("Oniva")

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 12 for disclosure on the Company's commitment to Oniva.

NOTE 7 - SALES TAX RECOVERABLE

During 2008, the Company's wrote down a portion of the sales tax recoverable, which consists primarily of the Mexican Value-Added Tax ("VAT"), in the amount of $213,126 (MXN$2,228,352). This allowance related to sale tax recoverable from prior to January 1, 2008.

During the period, the Company collected approximately MXN$3,314,162 from amounts due from fiscal 2008. The Company recorded a difference in foreign exchange during the current period of $5,775 relating to an estimate at December 31, 2008 and the actual amount recorded at June 30, 2009.

NOTE 8 - SHARE CAPITAL

(a) Authorized: Unlimited common shares without par value

(b) Warrants

During the period ended June 30, 2009 there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. On February 26, 2009, the TSX Venture Exchange granted approval to further extend these warrants to March 20, 2010.

Details of share purchase warrants outstanding as of June 30, 2009 and December 31, 2008 are:

Expiry Date	Exercise Price	Warrants Outstanding
March 20, 2010	$2.50	2,498,750

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 8 - SHARE CAPITAL (Continued)

(c) Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	-	-
Expired or cancelled	(175,000)	$2.49
Stock options outstanding, December 31, 2009	1,854,500	$2.85
Granted	-	-
Expired or cancelled	(175,00)	$2.49
Stock options outstanding, June 30, 2009	1,679,500	$1.59

Details of stock options outstanding are:

	Exercise Price	June 30, 2009, Stock Options Outstanding	December 31, 2008, Stock Options Outstanding
Expiry Date
April 5, 2010	$1. 35	247,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	-	120,000
April 26, 2011	$3.99	930,000	940,000
February 26, 2013	$1.65	450,000	480,000
		1,679,500	1,854,500

As of June 30, 2009, 1,679,500 stock options (December 31, 2008 - 1,854,500) were exercisable with a weighted average remaining contractual life of 2.14 years (December 31, 2008 - 2.62 years).

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
 For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 9 - STOCK-BASED COMPENSATION

During the period, there were no stock options grants. Current period stock-based compensation expense was $Nil (2008 - $382,800). In addition, the Company recorded stock based compensation expenses of $Nil (2008 - $4,521) for shareholder and investor relations.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

The fair value of the options granted to officers, directors and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Period Ended June 30, 2009	Year Ended December 31, 2008
Assumptions:
Risk-free interest rate	-	3.32%
Expected dividend yield	-	-
Expected option life (years)	-	5
Expected stock price volatility	-	78.23%
Weighted average fair value at grant date	-	$1.01

NOTE 10 - RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)   Amounts due to related parties:

	June 30, 2009	December 31, 2008
Directors	$16,500	$9,000
Chevillon Exploration	-	16,789
Frobisher Securities Ltd.	399	-
Oniva International Services Corp.	146,024	145,011
	$162,923	$170,800

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	June 30, 2009	June 30, 2008
Intermark Capital Corp	$48,000	$48,000
Wear Wolfin Design Ltd.	15,000	15,000
	$63,000	$63,000

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)

NOTE 10 - RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(c)	The Company recorded the following amounts for other services provided by the following company:

	June 30, 2009	June 30, 2008
Sampson Engineering Inc.	$4,539	$17,355

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	June 30, 2009
Salaries and benefits	$43,218	$56,464
Office and miscellaneous	31,183	47,382
	$74,401	$103,876

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 11 - SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
	June 30, 2009	June 30, 2008	June 30, 2009	Six months ended June 30, 2008
Net change in non-cash
working capital items:
Interest receivable	$507	$(43,435)	$2,764	$(37,307)
Sales taxes recoverable	46,036	(98,239)	226,001	(174,183)
Prepaid expenses	(968)	(16,017)	(5,522)	(17,590)
Due from related parties	-	3,943	-	-
Accounts payable and
accrued liabilities	(24,711)	(48,999)	(53,163)	(18,015)
Due to related parties	4,293	(14,665)	(7,877)	(16,975)
	$25,157	$(217,412)	$162,203	$(264,070)

NOTE 12 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the six months ended June 30, 2009
Expressed in Canadian dollars
(Unaudited)
NOTE 13 - CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

NOTE 14 - COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2009.